[redacted]

08005981

RECEIVED

2008 NOV 24 A 11:20

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ZURICH®

Zurich expands Geoff Riddell's role to include Asia-Pacific and the Middle East

SUPPL

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SIX Swiss Exchange/
SWX Europe: ZURN
Valor: 001107539

Group Media Relations
phone +41 44 625 21 00
fax +41 44 625 26 41
media@zurich.com

Investor Relations
phone +41 44 625 22 99
fax +41 44 625 36 18
investor.relations@zurich.com

Zurich, November 18, 2008 – Zurich Financial Services Group (Zurich) announced today that effective January 1, 2009, Geoff Riddell, the current Chief Executive Officer (CEO) of Global Corporate, will assume additional responsibilities overseeing the Group's operations in the Asia-Pacific and Middle East regions, in addition to assuming the new position of Chairman of Global Corporate.

Mario Vitale, Deputy CEO of the Global Corporate division since July 1, 2008, will become its CEO.

The changes are in anticipation of the planned retirement of Patrick O'Sullivan in the spring of 2009 who, in his current role as Vice Chairman of the Group Management Board and Chief Growth Officer, has been leading the transition of Zurich's international operations.

Note to Editors:

Additional information and background regarding Patrick O'Sullivan's spring 2009 retirement will be released early next year.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.

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PROCESSED
NOV 26 2008
THOMSON REUTERS

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